{Letterhead of ID Biomedical Corporation}

August 30, 2005

Via EDGAR

Dana Hartz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	ID Biomedical Corporation
Form 40-F for the fiscal year ended December 31. 2004

Dear Ms. Hartz:

                The foregoing letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 29, 2005 relating to the Form 40-F of ID Biomedical Corporation (the “Company”) for the fiscal year ended December 31, 2004.

                Below we have reprinted the Staff’s comments and thereunder set forth the related response.

Comment:

Please tell us how you determined that a portion of the credit facility should be accounted for as debt and a portion as revenue. Provide us more information regarding the nature of each type of advance.

Company response:

On September 9, 2004 , Shire Pharmaceuticals, plc (“Shire”) provided a loan facility to ID Biomedical Corporation (“IDB or the Company”) of US$100 million which could be drawn down, at IDB’s discretion over a four year period, to finance the continued development of early and late stage vaccines acquired by IDB from Shire. The credit facility can be used to fund the development of an injectable flu vaccine (“Flu Advances”) and pipeline products (early in the research and development process) (“Pipeline Advances”) acquired from Shire. Except as indicated further below, the credit facility is repayable to the extent that income is generated by the Company of future non-Canadian flu sales or income generated by the sales or licensing of the funded pipeline products. In addition, the credit facility also specifies the following:

•                  IDB must draw a minimum of US$30.0 million in Flu Advances;

•                  Interest accrues on any amount drawn for Flu Advances at 10% per annum, compounded annually;

•                  Flu Advance repayments equal to 10% specified net sales of injectable flu products or 25% of net licensing income for flu products, for all sales or licensing outside Canada;

•                  There is a minimum repayment requirement totaling US$41.8 million on the flu advances, which includes accreted interest, beginning in 2008, and continuing through 2017;

•                  In addition to the US$30 million Flu Advances, US$70 million can be drawn down by ID Biomedical as either Flu Advances or Pipeline Advances at its discretion;

•                  Additional Flu Advances accrue interest and are repayable as outlined above.  Pipeline advances accrue interest at 20% per annum, compounded annually;

•                  Pipeline repayments are based on a 20% of net sales of pipeline products or a 50% of net licensing income for pipeline products;

•                  There is no minimum repayment on the additional US$70 million; and,

•                  The maximum repayment of Flu Advances and Pipeline Advances  is US$600 million

The Flu Advances are accounted as long term debt because the Company is obligated to repay these advances to Shire regardless of the outcome of the research and development for the Flu vaccines.  For purposes of the U.S. GAAP reconciliation, amounts received under Flu Advances are a liability pursuant to FAS 68, paragraph 5.

The Pipeline Advances are accounted as revenue based on the criteria listed in the Company’s response to Question 2 below.

Comment:

For U.S. GAAP and Canadian GAAP purposes, please tell us why you believe recording any of the advance as revenue is appropriate. In your analysis please cite the specific U.S. GAAP accounting literature that supports your policy

Company response:

Under U.S. GAAP, the Company records the Pipeline Advances as revenue based on the guidance in Financial Accounting Standard 68 — Research and Development Arrangements.  We believe that FAS 68 represents relevant guidance as the Company will receive the benefit of research and development activities funded partially by Shire.

For purposes of the U.S. GAAP reconciliation, we considered the criteria in FAS 68 paragraphs 5 — 9 as indicators as to whether the arrangement on the Pipeline Advances creates a liability for recognition.  We concluded that the Pipeline Advances do not represent a liability because repayment depends solely on the results of the research and development arrangement having future economic benefit and not on any other legal obligation.  Specifically, we further note that, regardless of the outcome of the research and development of pipeline products:

a.               IDB does not guarantee, or does not have a contractual commitment that assures, repayment of the Pipeline Advances;

b.              Shire cannot require IDB to purchase their interest in the research and development of pipeline products;

c.               Shire does not receive debt or equity securities of IDB upon IDB’s termination or completion of the research and development of pipeline products;

d.              IDB’s management has not indicated its intention to repay and does not intend to repay any of the Pipeline Advances;

e.               There is no penalty if IDB does not repay any of the Pipeline Advances;

f.                 Shire and IDB are not related parties at the time the arrangement was entered into; and

g.              IDB had not essentially completed the projects for which the funds that are the subject of the Pipeline Advances are provided.

We believe that equivalent guidance applies in Canada, both through CICA 1000, CICA 1100 and CICA 3400, as the advances do not meet the recognition criteria of a liability defined under Canadian GAAP.

Comment:

Tell us the basis for using the percentage of completion method for revenue recognition. Under U.S. GAAP, recognizing the revenue under the percentage of completion method is not appropriate because it assumes you are using an input measure, whereas it appears you should be using an output measure.

Company response:

As indicated in response to the previous staff comment, the Company considers the guidance in FAS 68 to be relevant in identifying the accounting for the funding arrangements.  As the repayment of the Pipeline Advances is solely based on results of the research and development arrangement having future economic benefit, FAS 68, paragraph 10, provides that contract accounting applies.  For Canadian GAAP purposes, revenue would be recognized by the percentage of completion method pursuant to CICA 3400.

In applying contract accounting, we have concluded that we are able to reasonably estimate the cost and progress of the research and development specifically funded by the Pipeline Advances. Under the agreement, the payments by Shire for Pipeline Advances are made based on actual costs incurred by IDB.  Accordingly, we recognize the revenue based on the costs incurred to date relative to the estimated total costs of the project(s) that are being funded.  The costs incurred to date (input measures) are equivalent to the resulting performance of the research and development activity (output measures) and are considered by the Company and accurate measure of the progress of the specific funded research and development programs.  This accounting obtains a result that is consistent with the input measure under percentage-of-completion method.

Comment:

Tell us what the minimum annual repayment are and explain to us why you do not believe the repayment would preclude you from recognizing revenue. Refer to SFAS 68.

Company response:

The minimum annual repayments represent minimum repayments for the Flu Advances. The minimum payments are due January 31st of each year from and including 2008 to and including 2018. The minimum payments are as follows:

2008 US$1,000,000

2009 US$2,000,000

2010 US$3,500,000

2011 US$4,000,000

2012 US$4,000,000

2013 US$5,000,000

2014 US$5,000,000

2015 US$5,000,000

2016 US$5,000,000

2017 US$5,000,000

2018 US$2,300,000

The repayments are specific to the Flu Advances which the Company accounted for as long term debt, as described above. As a result, the Company determined that these minimum payments do not preclude the Company from recognizing revenue on the Pipeline Advances.

Comment:

It does not appear that the minimum annual repayments are included in the contractual obligation table. Please clarify for us whether these payments meet the criteria as a purchase obligation per the Instructions to Form 40-F. If they are not included, tell us your basis for a) excluding them from the table and b) not providing disclosure to the table informing investors that it excludes these types of payment and reasons therefore. Please refer to Financial Reporting Release 72, section IV.

Company response:

The minimum repayments obligations of the Shire Funding facility are included in the long term debt section of the contractual obligations table.

Staff comment:

Please tell us what you mean when you state that $70 million of the $100 funding commitment from Shire was written off under generally accepted accounting principles because repayment was uncertain. Tell us how this was accounted for in the financial statements and why you believe your accounting treatment is appropriate.

Company response:

This statement is contained in the Company’s Annual Information Form and was intended as information to investors on how Shire Pharmaceuticals Group, plc accounted for Funding Facility. This information originated from Shire Pharmaceuticals, plc discontinued operations disclosure contained in Shire’s Form 8-K filing dated November 4, 2004.

Comment:

Clarify if there are any U.S./Canadian GAAP differences related to the above issues.

Company response:

Based on the conclusions set out above, the Company has determined that there is no U.S./Canadian GAAP differences related to the above issues.

In connection with this response letter, the Company hereby confirms and acknowledges that:

•                                      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing adequately responds to the comments of the Staff.  As we have discussed, the Company would appreciate expedited consideration by the Staff of this comment letter response.  Please direct any comments or questions regarding this letter to the undersigned at (425) 892-6105.

Very truly yours,

ID BIOMEDICAL CORPORATION

By	\s\ Richard Bear

Its	Chief Financial Officer

cc:                                 Christopher H. Cunningham (Preston Gates & Ellis LLP)

                                                Jonathan Kallner (KPMG LLP)